Exhibit 10.1.2

CERTIFICATION

I certify that, to the best of my knowledge and belief:

I have personally conducted the analysis or personally supervised the analysis and valuation.

I have no present or contemplated future interest in the property. My employment and compensation in connection with this report is not contingent upon the conclusions reached or values estimated.

The statements of fact contained in this report are true and correct. However, please review the "sources of information" section for a more detailed explanation of the data used. You will note that I have not audited, or in any other manner attempted to verify, the data presented to me.

This report sets forth general assumptions and limiting conditions affecting the analysis, values and conclusions. Other assumptions and limiting conditions were expressed verbally or are implied.

This report has been made in conformity with, and is subject to, the requirements of the Uniform Standards of Professional Appraisal Practice and the Code of Ethics of the American Society of Appraisers.

No persons, other than the undersigned or those acknowledged in this report, prepared the analysis, values or conclusions set forth in this report.

The American Society of Appraisers has a mandatory re-certification program for all of its senior members. I am in compliance with that program.

Richard R. Wanke

BUSINESS BACKGROUND

TenderCare International, Inc. is a wholesaler and internet retailer of baby care supplies. The company is publicly traded under the symbol TCAR. TenderCare International, Inc. was incorporated in the State of Colorado in December 1982.

The company markets and sells disposable baby diapers, natural formula wipes and related products through market channels which include health products stores, mail order catalogues and the internet. The company's products are as follows:

	Manufacturer	Trade Name	Patent
Baby Diapers	Presto, WI	Mother Nature ®	No
		Tender Care Plus®	No
	Bently, NJ	Tushies®	Yes
Baby Wipes	Rockline Industries, GA	Tushies®	No
	Bently Manufacturing NJ	Tushies®	No



The company serves a small niche in the $6.1 billion baby care product market. Its market niche is health and environmentally conscience consumers/parents.

BUSINESS BACKGROUND

History

TenderCare International, Inc. formerly RMED International Inc., merged with Jettar, LTD in 1998 to bolster its production capacity capabilities. However, in October of 2001 the company sold substantially all of its assets/production capacity to a subsidiary of National Presto Industries. At that time the company refocused as a wholesaler/retailer of baby care products in its niche market. The company in November of 2003 changed its name to TenderCare International Inc.

In 2005, the company, in an effort to streamline its operations, eliminated its Colorado staff and is currently in the process of selling its Colorado facility. All operations and warehousing were moved to Eau Claire, Wisconsin.

Sales

TenderCare International Inc.'s revenues are comprised of wholesale and retail sales. A breakdown of those sales is shown below:



TenderCare International Inc.
Internet/Mail Order 30%
GreenBaby.com (Wholesale) 10%
Other Wholesale (Wholesale) 10%
United National Food Wholesale (Wholesale) 50%

After a restructure of the company in 2001 with the sale of the production assets to National Presto Industries, TenderCare experienced a sizeable decrease in sales. Another decrease in 2004 of 13 percent occurred as a product line was dropped (Gel Free TenderCare). Recent increase in competition in the health food industry combined with pricing pressure has also had an impact. Sales have decreased 8.5 percent in the first six months of 2005. According to Management, sales are expected to be flat in the foreseeable future. Sales for 2003 and 2004 were $3,666,758 and $3,184,003 respectively. The following chart illustrates sales volume since 1997.

BUSINESS BACKGROUND



TenderCare International, Inc.
Sales
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2004
2003
2002
2001
2000
1999
1998
1997

TenderCare International, Inc.'s geographic markets are primarily the United States, and Great Britain. Sales to Australia, South Korea, and New Zealand were very small.

Management/Employees

The company currently has five full time employees.

Edward Reiss	$140,000	CEO Marketing ($115,000 in 2004)
Brenda Schenk	$115,000	CEO Accounting/Finance
3 Staff	$10 - $15 per hour	Admin / Shipping

Five positions were eliminated in 2005. Those positions included the controller and all staff located in the Colorado Facility. An estimated decrease in salaries and wages of $100,000 is expected.

Edward Reiss is a "key employee". His relationship with suppliers and wholesale customers is extremely important to the current operation of the enterprise.

Ownership Structure

TenderCare International, Inc had 7,481,482 shares of common stock outstanding as of June 30, 2005. There were 895 active shareholders. 3,408,796 shares are restricted. Below is a breakdown of the ownership.

Active Shareholders	895
Shares Outstanding	7,481,482
Restricted Stock	3,408,796

	Shareholders
Less than 1,000	801
1,001 to 10,000	82
10,0001 to 100,000	7
100,001 to 500,000	2
More than 500,000	3

BUSINESS BACKGROUND

Sizeable purchases of outstanding shares have been made by the company in 2002, 2003 and 2004. Stock purchases were as follows:

Year	Shares	Cost
2000	143,500	$73,434
2001	100,000	$58,573
2002	1,576,851	$480,424
2003	374,883	$146,265
2004	369,476	$89,601

No cash dividends have ever been paid by the company.

Top 11 Owners:

Name	Restrictions	# of Shares
name withheld		220,000
name withheld		3,034,967
name withheld		11,000
name withheld		10,250
name withheld		30,000
name withheld		64,476
Reiss, Edward	Restricted	951,708
Reiss, Edward (Cust)	Restricted	3,792
Schenk, Brenda	Restricted	2,312,721
Brandy Enterprises (B.S.)	Restricted	337,500
name withheld		33,500
name withheld		37,280

Suppliers

TenderCare International, Inc. has three suppliers; Presto Industries, Bentley Manufacturing, and Rockline Industries.

TenderCare International, Inc.



Rockline Industries 20%
Bentley Manufacturing 50%
Presto Industries 30%

Bentley Manufacturing has extended excellent credit terms. The company has extended significant credit in excess of 30 days. The amount due beyond 30 days is estimated to be $450,000.

Profitability

TenderCare International, Inc. historically has not been profitable in its operations. Over the past five years, the company has once shown positive operating income. The chart and graph below illustrate the company's performance.


TenderCare International, Inc.
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
$(500,000)
$(1,000,000)
$(1,500,000)
2004
2003
2002
2001
2000
Operating Profit
Misc. Income/Expenses

	2004	2003	2002	2001	2000
Revenue	$3,184,003	$3,666,758	$4,219,387	$12,409,860	$11,865,687
Cost of Goods Sold	2,190,422	2,659,778	3,034,298	9,849,682	9,005,936
Gross Profit	993,581	1,006,980	1,185,089	2,560,178	2,859,751
Operating Expenses	790,626	790,919	834,666	1,954,135	2,683,034
Officers' Compensation	230,000	232,562	208,600	214,562	195,800
Depreciation/Amortization	22,108	14,375	10,637	1,052,506	559,517
Interest Expense	21,380	19,842	13,901	620,163	472,516
Operating Profit	(70,533)	(50,718)	117,285	(1,281,188)	(1,051,116)
Other Income/(Expense)	87,680	519,642	62,309	1,517,201	996,296
Income Before Taxes	17,147	468,924	179,594	236,013	(54,820)
Income Taxes	0	0	0	0	0
Net Income	**$17,147**	**$468,924**	**$179,594**	**$236,013**	**$(54,820)**

Significant miscellaneous income has been generated from lawsuits, gains on equipment sales, forgiveness of debt.

The gross profit margin for 2004 was 31.2% this was an increase from 27.5% for the fiscal year 2003. Price increases anticipated for 2005 and 2006 will likely see the gross profit margin rise another 2 percentage points.

BUSINESS BACKGROUND

Asset Structure

The company's operating assets consist primarily of working capital and intangible assets. There is a minimal amount of equipment. Real estate is currently listed for sale. Below are descriptions of the asset categories.

Real Estate

The company owns a 10,000 square foot building in Delta, Colorado. That facility was used as the principle office of the company until the spring of 2005. Currently, the facility is listed for sale at a price of $399,000. The property has been on the market for approximately 18 months. We estimate the net proceeds of the sale to be $350,000. The property was appraised at $479,500 as of May 23, 2004. See attachment in Exhibit.

The company leases warehouse and office space in Eau Claire, Wisconsin (4,653 sq. ft.). The monthly lease payment is $1,325.

Equipment

The company's equipment consists of office equipment, software, and material handling equipment. We estimate the total fair market value to be $20,000.

Intangible Assets

The company owns one patent, US Patent 4,938,754. The patent was written-off in November 2001 and has no remaining value. Trademarks, brands, and development costs (packaging) are capitalized and are tested annually by the company's auditors for impairment. It is estimated that these assets will have useful lives of between 10-15 years.

At June 30, 2005, capitalized costs were $190,977.

Other Non-Operating Assets

The company settled a lawsuit against a former employee. The settlement resulted in a note to the company. The remaining balance on the note is $99,303.31. Monthly installments of $750 are paid by the debtor.

Operating Loss Carry Forward (NOL)

NOLs were approximately $2,892,000 as of December 2004. The NOLs are subject to annual utilization limitations due to prior ownership changes. The company also has tax credit carry forwards of approximately $17,000.